Exhibit 99.3

BITAUTO HOLDINGS LIMITED

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

BITAUTO HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets as of December 31, 2017 and 2018	F-4 - F-5

Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018	F-7 - F-8

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2016, 2017 and 2018	F-9 - F-11

Notes to Consolidated Financial Statements	F-12 - F-82

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitauto Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bitauto Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income/(loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2019

We have served as the Company’s auditor since 2015.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2017	2018
	Notes	RMB	RMB

Assets

Current assets
Cash and cash equivalents		9,555,027	4,576,820
Restricted cash	6	811,596	4,344,291
Accounts receivable, net	7	2,854,410	3,890,712
Bills receivable		330,544	365,036
Prepayments and other receivables	8	1,103,683	2,039,299
Due from related parties	28	205,031	181,495
Uncollateralized finance receivables - current portion, net	14	2,963,926	5,226,642
Collateralized finance receivables - current portion, net	14	10,289,972	13,546,137
Other current assets		3,180	4,415
Total current assets		28,117,369	34,174,847

Non-current assets
Restricted cash	6	672,736	446,108
Investment in equity investees	9	1,184,196	1,907,171
Investment in convertible notes	10	—	1,789,470
Property, plant and equipment, net	11	1,296,196	449,387
Intangible assets, net	12	1,726,321	996,941
Deferred tax assets	24	52,508	178,563
Goodwill	13	543,655	532,130
Uncollateralized finance receivables - non-current portion, net	14	4,181,627	6,609,474
Collateralized finance receivables - non-current portion, net	14	12,356,080	11,494,820
Other non-current assets	15	1,385,044	1,165,027
Total non-current assets		23,398,363	25,569,091

Total assets		51,515,732	59,743,938

Liabilities

Current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the primary beneficiaries of RMB3,655,453 and RMB4,399,899 as of December 31, 2017 and 2018, respectively)

Short term borrowings	16	11,243,614	12,274,038
Asset-backed securitization debt	17	6,165,429	10,021,333
Accounts payable		2,176,627	2,909,051
Bills payable		295,089	32,300
Guarantee liabilities	18	—	107,614
Income tax payable		172,018	361,726
Due to related parties	28	98,241	106,563
Deferred revenue	20	81,629	164,867
Other payables and accruals	21	2,466,592	2,660,157
Total current liabilities		22,699,239	28,637,649

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2017	2018
	Notes	RMB	RMB

Non-current liabilities
Long term borrowings	16	5,074,273	4,626,756
Asset-backed securitization debt	17	2,611,821	3,764,348
Convertible debt	19	707,854	774,703
Deferred tax liabilities	24	52,237	27,770
Deferred revenue	20	58,371	1,444,920
Other non-current liabilities		74,266	159,355
Total non-current liabilities		8,578,822	10,797,852

Total liabilities		31,278,061	39,435,501

Commitments and contingencies	29

Redeemable noncontrolling interests	22	301,953	360,010

Bitauto Holdings Limited shareholders’ equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 72,739,966 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		19	19
Additional paid-in capital		12,220,493	12,782,826
Treasury shares		(20,411)	(333,985)
Statutory reserves		153,538	204,583
Accumulated other comprehensive income		468,257	601,423
Accumulated deficit		(1,493,209)	(2,124,549)
Total Bitauto Holdings Limited shareholders’ equity		11,328,687	11,130,317
Noncontrolling interests		8,607,031	8,818,110
Total shareholders’ equity		19,935,718	19,948,427

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		51,515,732	59,743,938

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2016	2017	2018
	Notes	RMB	RMB	RMB

Revenue		5,772,948	8,751,259	10,579,609
Cost of revenue		(2,077,979)	(3,234,680)	(4,244,398)
Gross profit		3,694,969	5,516,579	6,335,211

Selling and administrative expenses		(3,417,811)	(6,059,046)	(6,370,718)
Product development expenses		(457,367)	(565,702)	(611,113)
Other gains, net	23	70,981	31,576	181,114
Loss from operations		(109,228)	(1,076,593)	(465,506)

Interest income		41,651	93,025	125,875
Interest expense		(52,155)	(92,633)	(79,090)
Share of results of equity investees		(25,640)	(71,866)	(76,810)
Investment loss		(45,012)	(75,097)	(7,889)
Loss before tax		(190,384)	(1,223,164)	(503,420)

Income tax expense	24	(147,569)	(203,824)	(175,896)
Net loss		(337,953)	(1,426,988)	(679,316)

Net loss attributable to noncontrolling interests		(1,895)	(147,991)	(99,021)
Accretion to redeemable noncontrolling interests		205,287	332,117	28,057
Net loss attributable to Bitauto Holdings Limited		(541,345)	(1,611,114)	(608,352)

Net loss per share/ADS attributable to ordinary shareholders	26
Basic		(8.31)	(23.01)	(8.13)
Diluted		(8.31)	(23.16)	(8.13)

Weighted average number of shares/ADSs	26
Basic		65,160,205	70,154,910	71,305,353
Diluted		65,160,205	70,154,910	71,305,353

Other comprehensive income/(loss)
Foreign currency exchange gains/(losses), net of tax of nil		459,430	(353,747)	153,894

Total comprehensive income/(loss), net of tax		121,477	(1,780,735)	(525,422)
Total comprehensive loss attributable to noncontrolling interests		(1,692)	(227,693)	(78,293)
Accretion to redeemable noncontrolling interests		205,287	332,117	28,057
Total comprehensive loss attributable to Bitauto Holdings Limited		(82,118)	(1,885,159)	(475,186)

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2016	2017	2018
	RMB	RMB	RMB

Cash flows from operating activities
Net loss	(337,953)	(1,426,988)	(679,316)

Adjustments to reconcile net loss to net cash provided by operating activities:
Investment loss	45,012	75,097	7,889
Unrealized exchange (gains)/losses	(3,410)	(8,375)	15,993
Interest expense	—	31,659	—
Depreciation of property, plant and equipment	55,859	185,344	255,762
Amortization of intangible assets	633,368	688,572	693,761
Deferred income tax	6,863	(46,171)	(150,522)
Share-based compensation	76,981	1,185,839	896,416
(Gains)/Losses on disposal of property, plant and equipment	(22,993)	(14,910)	5,364
Gains on disposal of intangible assets	—	(1,520)	(52,673)
Share of results of equity investees	25,640	71,866	76,810
Gains from guarantee liabilities	—	—	(2,462)
Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables	102,651	349,185	747,254
Allowance for due from related party	—	15,000	4,000
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(426,800)	(869,699)	(1,259,543)
Bills receivable	37,424	(220,308)	(34,492)
Prepayments and other receivables	(258,732)	(343,794)	(737,248)
Due from related parties	30,996	29,792	(13,185)
Other current assets	(104,313)	(17)	(176,740)
Other non-current assets	(462,033)	(375,823)	(104,618)
Accounts payable	619,769	483,312	745,184
Guarantee liabilities	—	—	110,076
Deferred revenue	(30,886)	116,347	(93,596)
Income tax payable	9,761	30,561	192,625
Due to related parties	35,693	25,194	8,322
Other payables and accruals	424,148	968,509	215,689
Other non-current liabilities	70,351	(20,446)	7,229

Net cash provided by operating activities	527,396	928,226	677,979

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2016	2017	2018
	RMB	RMB	RMB

Cash flows from investing activities
Placement of time deposits	(2,000)	—	—
Proceeds from maturity of time deposits	100,000	2,000	—
Purchase of investment in equity investees	(280,168)	(120,429)	(754,008)
Disposal of investment in equity investees	—	127,120	15,328
Purchases of property, plant and equipment	(575,015)	(1,728,761)	(230,945)
Purchases of intangible assets	(33,567)	(26,706)	(14,143)
Purchase of convertible notes	—	—	(139,425)
Proceeds from disposal of property, plant and equipment	67,090	242,282	816,860
Proceeds from disposal of intangible assets	445	—	57,400
Acquisition of finance receivables	(13,951,414)	(24,608,984)	(24,705,908)
Collection of finance receivables	2,844,009	9,135,002	17,483,354
Acquisition of subsidiaries, net of cash acquired	(56,513)	(49,585)	—

Net cash used in investing activities	(11,887,133)	(17,028,061)	(7,471,487)

Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs	977,954	—	—
Proceeds from issuance of subsidiary’s ordinary shares, net of issuance costs	—	5,528,755	(3,165)
Proceeds from issuance of subsidiaries’ redeemable convertible preference shares, net of issuance costs	2,043,694	1,317,450	—
Repurchase of ordinary shares	—	—	(326,654)
Repurchase of subsidiary’s ordinary shares	—	—	(4,367)
Contribution from noncontrolling interests	—	2,995	—
Purchase of noncontrolling interests	—	(36,292)	—
Proceeds from issuance of convertible debt	991,720	—	—
Proceeds from exercise of options	20,772	26,673	1,879
Proceeds from exercise of subsidiary’s options	—	—	31
Proceeds from borrowings	7,775,989	23,306,791	23,045,346
Repayment of borrowings	(818,076)	(14,650,880)	(22,710,497)
Proceeds from asset-backed securitization debt	5,499,400	11,142,486	16,956,147
Repayment of asset-backed securitization debt	(1,068,779)	(6,795,858)	(11,947,716)

Net cash provided by financing activities	15,422,674	19,842,120	5,011,004

Effect of exchange rate changes on cash and cash equivalents and restricted cash	293,099	(350,491)	110,364

Increase/(Decrease) in cash and cash equivalents and restricted cash	4,356,036	3,391,794	(1,672,140)
Cash and cash equivalents and restricted cash at beginning of the year	3,291,529	7,647,565	11,039,359

Cash and cash equivalents and restricted cash at end of the year	7,647,565	11,039,359	9,367,219

Supplemental cash flow disclosures:

Cash paid for income taxes	(130,946)	(219,434)	(133,793)
Cash paid for interest	(71,759)	(1,118,736)	(1,962,269)

Supplemental disclosures of non-cash activities:

Purchases of property, plant and equipment	1,240	9,471	10,499
Purchases of intangible assets	291	708	1,291
Amounts receivable from exercise of options	(3,488)	(58,415)	(176)
Investment in convertible notes in connection with business cooperation with Yusheng Holdings Limited	—	—	1,645,342
Conversion of convertible debt	—	158,450	—
Conversion of Yixin preferred shares	—	5,323,103	—

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Retained earnings/ (Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2016	63,311,294.0	17	1,724,497.5	(56,690)	7,859,512	57,193	281,594	218,191	8,359,817	264,753	8,624,570

Issuance of ordinary shares	7,414,731.0	2	—	—	978,331	—	—	—	978,333	—	978,333

Beneficial conversion feature in relation to issuance of convertible debt	—	—	—	—	185,712	—	—	—	185,712	—	185,712

Exercise of options and RSUs	—	—	(450,311.0)	14,802	8,510	—	—	—	23,312	—	23,312

Share-based compensation	—	—	—	—	76,981	—	—	—	76,981	—	76,981

Net loss	—	—	—	—	—	—	—	(336,058)	(336,058)	(1,895)	(337,953)

Foreign currency translation gains	—	—	—	—	—	—	459,430	—	459,430	—	459,430

Acquisitions of subsidiaries	—	—	—	—	—	—	1,278	—	1,278	15,689	16,967

Accretion of redeemable noncontrolling interests	—	—	—	—	(205,287)	—	—	—	(205,287)	—	(205,287)

Provision of statutory reserves	—	—	—	—	—	32,648	—	(32,648)	—	—	—

As of December 31, 2016	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2017	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065

Issuance of ordinary shares	1,000,000.0	—	—	—	—	—	—	—	—	—	—

Exercise of options and RSUs	—	—	(653,397.0)	21,477	(2,001)	—	—	—	19,476	—	19,476

Share-based compensation	—	—	—	—	1,056,653	—	—	—	1,056,653	129,186	1,185,839

Net loss	—	—	—	—	—	—	—	(1,278,997)	(1,278,997)	(147,991)	(1,426,988)

Foreign currency translation losses	—	—	—	—	—	—	(274,045)	—	(274,045)	(79,702)	(353,747)

Conversion of Yixin preferred shares to ordinary shares	—	—	—	—	(947,158)	—	—	—	(947,158)	6,270,261	5,323,103

Proceeds from Yixin IPO, net of issuance costs	—	—	—	—	3,321,055	—	—	—	3,321,055	2,204,022	5,525,077

Transaction with noncontrolling interests	—	—	—	—	12,554	—	—	—	12,554	59,349	71,903

Conversion of convertible debt	1,013,941.0	—	—	—	158,450	—	—	—	158,450	—	158,450

Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	49,298	—	—	—	49,298	(109,671)	(60,373)

Issuance of ordinary shares by the Company’s subsidiary	—	—	—	—	—	—	—	—	—	3,030	3,030

Accretion of redeemable noncontrolling interests	—	—	—	—	(332,117)	—	—	—	(332,117)	—	(332,117)

Provision of statutory reserves	—	—	—	—	—	63,697	—	(63,697)	—	—	—

As of December 31, 2017	72,739,966.0	19	620,789.5	(20,411)	12,220,493	153,538	468,257	(1,493,209)	11,328,687	8,607,031	19,935,718

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2018	72,739,966.0	19	620,789.5	(20,411)	12,220,493	153,538	468,257	(1,493,209)	11,328,687	8,607,031	19,935,718

Repurchase of ordinary shares	—	—	2,398,780.0	(329,625)	—	—	—	—	(329,625)	—	(329,625)

Exercise of options and RSUs	—	—	(488,321.0)	16,051	(14,059)	—	—	—	1,992	—	1,992

Repurchase of subsidiaries’ ordinary shares	—	—	—	—	(1,958)	—	—	—	(1,958)	(2,409)	(4,367)

Exercise/settlement of options and RSUs in subsidiaries	—	—	—	—	(96,762)	—	—	—	(96,762)	97,237	475

Share-based compensation	—	—	—	—	701,872	—	—	—	701,872	194,544	896,416

Share of other comprehensive loss of equity method investees	—	—	—	—	1,297	—	—	—	1,297	—	1,297

Net loss	—	—	—	—	—	—	—	(580,295)	(580,295)	(99,021)	(679,316)

Foreign currency translation gains	—	—	—	—	—	—	133,166	—	133,166	20,728	153,894

Accretion of redeemable noncontrolling interests	—	—	—	—	(28,057)	—	—	—	(28,057)	—	(28,057)

Provision of statutory reserves	—	—	—	—	—	51,045	—	(51,045)	—	—	—

As of December 31, 2018	72,739,966.0	19	2,531,248.5	(333,985)	12,782,826	204,583	601,423	(2,124,549)	11,130,317	8,818,110	19,948,427

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.     Principal activities and organization

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations of its own, but conducts most of its business through its operating subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs established in the People’s Republic of China (the “PRC”). The Company owns the equity interest of its operating subsidiaries, VIEs and subsidiaries of VIEs through its subsidiaries established in Cayman Islands and Hong Kong. The Company, its subsidiaries, VIEs and subsidiaries of VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of internet content and marketing services, and transaction services in the automobile industry, including advertising and subscription services, transaction services and digital marketing solutions services in the PRC.

On November 16, 2017, Yixin Group Limited (“Yixin”), the Group’s subsidiary engaging in automobile transaction services, completed its initial public offering (“IPO”) on the Main Board of The Stock Exchange of Hong Kong Limited. The Group continues to take control of Yixin and consolidate Yixin as its controlling shareholder through the voting proxy agreement that the Group entered into with certain other shareholders, and recognizes noncontrolling interests reflecting the shares held by the shareholders other than the Group in the consolidated financial statements. As of December 31, 2018, the Group held 44.8% (2017: 45.2%) of the then outstanding ordinary shares of Yixin.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.     Principal activities and organization (continued)

As of December 31, 2018, the Company’s principal subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Name	Date of incorporation or acquisition	Place of operations	% of direct or indirect economic interest
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100
Dalian Rongxin Financing Guarantees Company Limited	June 6, 2016	PRC	100
Yixin Group Limited	November 19, 2014	Cayman Islands	44.8
Yixin Holding Hong Kong Limited	November 27, 2014	Hong Kong	44.8
Xinche Investment (Shanghai) Company Limited	January 16, 2015	PRC	44.8
Shanghai Yixin Financing Lease Company Limited	August 12, 2014	PRC	44.8
Tianjin Hengtong Jiahe Financing Lease Company Limited.	May 18, 2015	PRC	44.8
Xinjiang Wanxing Information Technology Company Limited	January 24, 2018	PRC	44.8
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100
Beijing Xinbao Information Technology Company Limited	February 2, 2008	PRC	100
Tianjin Boyou Information Technology Company Limited	May 16, 2014	PRC	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100
Tianjin Bida Information Technology Company Limited	January 17,2017	PRC	100
Eminent Success Holdings Group Limited	June 26, 2018	British Virgin Islands	44.8
Rising Champion International Limited	July 10, 2018	Hong Kong	44.8
Tanjin Kars Information Technology Company Limited	June 19, 2018	PRC	44.8
Beijing Yixin Information Technology Company Limited	January 9, 2015	PRC	44.8
Beijing Creative & Interactive Digital Technology Company Limited (“CIG”, formerly known as Beijing C&I Advertising Company Limited)	December 30, 2002	PRC	57.1
Beijing Xinchuang Interactive Advertising Company Limited	January 19, 2017	PRC	34.3
Beijing Chehui Technology Company Limited	February 10, 2006	PRC	57.1

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.     Principal activities and organization (continued)

Variable interest entities

To comply with the PRC laws and regulations that restrict foreign ownership of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and engages in such restricted businesses in the PRC through certain PRC domestic companies, whose equity interest are held by certain management members of the Company and certain PRC entities (“nominee shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual agreements with these PRC domestic companies and their respective nominee shareholders. These contractual agreements include loan agreements, irrevocable power of attorney, share pledge agreements, exclusive business cooperation agreements and exclusive option agreements. Through these contractual agreements, the Company is entitled to receive a majority of residual returns and is obligated to absorb a majority of the risk of losses of these PRC domestic companies. Based on these contractual agreements, management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the primary beneficiary. As such, the Group consolidated financial results of VIEs and subsidiaries of VIEs in the Group’s consolidated financial statements.

The summary of these contractual agreements are further described as below.

Loan Agreements

Pursuant to the relevant loan agreements, the relevant PRC subsidiaries provided interest-free loans to the respective nominee shareholders of the VIEs. The purpose of the loans is to provide capital and/or registered capital to VIEs in order to develop their businesses. The loan agreements have indefinite terms or certain terms that could be extended upon mutual written consent of the parties.

Irrevocable Power of Attorney

Each nominee shareholder of the VIEs executed an irrevocable power of attorney, appointing the relevant PRC subsidiaries or a person designated by such PRC subsidiaries as his or her attorney-in-fact to attend shareholders’ meetings of the respective VIEs, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder’s equity interest in the VIEs, and designate or appoint legal representatives, directors and officers of the relevant VIEs. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains as the nominee shareholder of the respective VIEs.

Share Pledge Agreements

Pursuant to the share pledge agreements, the nominee shareholders of the VIEs have pledged all of their equity interest in the relevant VIEs to the relevant PRC subsidiaries as collateral for all of the VIEs’ and nominee shareholders’ payments due to the relevant PRC subsidiaries and to secure their obligations under applicable contractual agreements. Each pledge of shares or equity interest is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements have been fulfilled by the relevant VIEs. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the VIE defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interest pursuant to these pledge agreements. In addition, each nominee shareholder of the relevant VIEs agrees not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder’s equity interest in such VIEs without prior written consent of the relevant PRC subsidiaries.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.     Principal activities and organization (continued)

Exclusive Business Cooperation Agreement

The relevant PRC subsidiaries and relevant VIEs entered into exclusive business cooperation agreements under which the relevant PRC subsidiaries provide the relevant VIEs, on an exclusive basis, with technical, consulting and other services in relation to the respective VIEs’ business. The VIEs shall pay service fees to the relevant PRC subsidiaries determined based on several metrics including the type, value and market price of the services provided by the relevant PRC subsidiaries and the operating conditions of the relevant VIEs. During the terms of the agreements, the relevant VIEs have agreed not to accept any consultation and/or services provided by any third party without the relevant PRC subsidiaries’ prior written consent. The agreements have certain terms that could be extended upon the relevant PRC subsidiaries’ prior written consent, or remain effective unless the relevant PRC subsidiaries terminate them in writing or either the relevant PRC subsidiaries or the relevant VIEs fail to obtain the government’s approval for the renewal of the relevant business license.

Exclusive Option Agreements

Pursuant to these exclusive option agreements, each of the nominee shareholders of the VIEs irrevocably granted the relevant PRC subsidiaries an exclusive right to purchase, or designate one or more persons to purchase, the equity interest in the relevant VIEs then held by such nominee shareholder of the respective VIEs. The relevant PRC subsidiaries or their designees may purchase such equity interest at any time, once or at multiple times, in part or in whole at their own sole and absolute discretion to the extent permitted by the PRC laws. The agreements have certain terms that could be extended at the relevant PRC subsidiaries’ discretion, or remain effective until all the equity interest held by the nominee shareholders of the VIEs have been transferred or assigned to the relevant PRC subsidiaries or any other persons designated by them.

Risks in relations to the VIE structure

Based on the advice of the Company’s PRC legal counsel, the ownership structure and contractual agreement of the VIEs and subsidiaries in the PRC do not violate any existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs do not violate any existing PRC laws and regulations;(ii) the contractual agreement with VIEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect;(iii) the Group’s business operation are in compliance with existing PRC laws and regulations in all material respects.

However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their nominee shareholders were found to be in violation of any existing or future PRC laws or regulations, the Group may be subject to penalties, which may include but not to be limited to, revocation of the Group’s business and operating licenses, being required to discontinue or restrict the Group’s operations, or being required to restructure the Group’s ownership structure or operations. These penalties may result in a material and adverse effect on the Group’s ability to conduct its operations. In such cases, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.     Principal activities and organization (continued)

The following financial information of the VIEs and subsidiaries of VIEs in the PRC was included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2017	2018
	RMB	RMB

Total assets	7,287,858	8,125,756
Total liabilities	3,682,006	4,427,121

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB

Revenue	4,389,398	4,419,967	4,111,341
Net income/(loss)	126,673	(111,574)	49,738

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	603,227	660,690	(334,465)
Net cash (used in)/provided by investing activities	(365,253)	57,568	(172,280)
Net cash provided by/(used in) financing activities	39,107	(426,603)	338,000

As of December 31, 2017 and 2018, total assets of the Group’s VIEs and subsidiaries of VIEs were mainly consisting of cash and cash equivalents, accounts receivable, net, prepayments and other receivables, investment in equity investees, property, plant and equipment, net, and intangible assets, net. As of December 31, 2017 and 2018, total liabilities of the VIEs and subsidiaries of VIEs were mainly consisting of accounts payable, other payables and accruals and short term borrowings. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.     Principal activities and organization (continued)

In accordance with contractual agreements, the Company has the power to direct activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs and the subsidiaries of VIEs. Therefore, the Company considers that there is no asset in any of the consolidated VIEs and subsidiaries of VIEs that can be used only to settle obligations of these entities, except for registered capital and PRC statutory reserves amounting to RMB641.3 million as of December 31, 2018 (2017: RMB577.0 million). Creditors of the VIEs and subsidiaries of VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs and subsidiaries of VIEs.

Currently, there is no contractual arrangement that requires the Company to provide any additional financial support to the VIEs and subsidiaries of VIEs. As the Company conducts its business primarily based on the licenses and approvals held by its VIEs and subsidiaries of VIEs, the Company may provide additional financial support on a discretionary basis in the future.

In addition to above variable interest entities the Company consolidated through contractual arrangements, the Company also established a number of asset-backed securitization vehicles to issue debt securities to third party investors. The vehicles are considered variable interest entities in accordance with ASC 810 and the Company are considered primary beneficiary of such variable interest entities. Accordingly, the Company consolidated these asset-backed securitization vehicles.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies

(a)   Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of VIEs for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies.

A VIE is an entity in which the Company, or its subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of VIEs have been eliminated upon consolidation. The results of subsidiaries, the VIEs and subsidiaries of VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(c)    Business combinations and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (‘‘ASC’’) 805 ‘‘Business Combinations’’. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

In a business combination considered as a step acquisition, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income/(loss) to distinguish the interests from that of the Company.

(d)   Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates are used for, but not limited to assessment for fair value of assets and liabilities acquired in business combinations, estimating useful lives of intangible assets, assessment for impairment of long-lived assets, intangible assets and goodwill, investment in equity investees, assessment for fair value of investment in convertible notes , determining allowance for doubtful accounts for accounts receivable, allowance for credit losses for finance receivables, assessment for fair value of guarantee liabilities, valuation and recognition of share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(e)    Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the Chief Executive Officer of the Group. The Group managed its business in three reportable segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

(f)    Foreign currency translation

The Company, its subsidiaries, VIEs and subsidiaries of VIEs individually determine their functional currency based on the criteria of ASC 830 “Foreign Currency Matters”. The functional currencies of the Company and its subsidiaries outside China are the U.S. dollar (“US$”) and the Hong Kong dollar (“HKD”), and the functional currency of PRC subsidiaries, VIEs and subsidiaries of VIEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the reporting currency for the consolidated financial statements.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/(loss).

The financial statements of the entities with non-RMB functional currencies are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, average exchange rate for the year for income and expense items, and historical exchange rate for equity items. Translation gains or losses arising from the translation are recognized in accumulated other comprehensive income as a component of shareholders’ equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(g)    Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, time deposits and highly liquid investments with an original maturity of three months or less.

(h)   Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group held restricted cash of RMB1.48 billion and RMB4.79 billion as of December 31, 2017 and 2018, respectively, which were primarily pledged for bank borrowings, guarantees, asset-backed securitization debt and bills payable. Please refer to Note 6 for further details.

The Group provides loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. The auto loan facilitation financing partners offer financing solutions to car buyers. The Group provides guarantee in the event of default (please refer to Note 2 (v) for further details). As a result, the Group, as the guarantor, is required to maintain a separate guarantee funds, held as an escrow account with the auto loan facilitation financing partners. These guarantee funds are required by different financial institutions to be maintained at certain percentage of the balance of loans outstanding.

From January 1, 2018, the Group adopted ASU No. 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. As a result of new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows was retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

(i)     Accounts receivable, net

Accounts receivable are amounts due from customers for services performed or merchandise sold in the ordinary course of business. If collection of accounts receivable is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Accounts receivable are recorded net of allowance for doubtful accounts. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, such as the accounts aging, financial conditions of the customer and industry trend.

(j)    Bills receivable

Bills receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(k)   Finance receivables, net

The Group provides automobile financing lease services to individual customers and automobile dealers. The net investment of the lease will be recorded as finance receivables upon the inception of the lease. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interests are also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as the Group’s revenue in the consolidated statements of comprehensive income/(loss). Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The Group’s finance receivables are typically secured with automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

The Group reviews credit quality of its finance receivables based on customer repayment activities, such as the historical loss probability and days past due information. The entire balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. If any delinquency arises, the Group will consider initiating collection process, which includes (a) making phone calls and sending collection notice to the customers; (b) outsourcing to collection specialists to conduct repossession of collateral automobiles; (c) lawsuit or disposal of collateral. As of December 31, 2017 and 2018, the fair value of collateral automobile is greater than carrying amount of finance receivable. The Group has not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with its customers.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, the Group stops accruing interest. The finance receivables in non-accrual status were RMB245.7 million and RMB411.6 million as of December 31, 2017 and 2018, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. The Group determines it is probable that, certain finance receivables that are past due for 180 days after the above mentioned collection process has been administered, will become uncollectable, and writes off such finance receivables.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(l)     Investment in equity investees

Investment in equity investees represents the Group’s investments in privately-held companies. The Group applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 ‘‘Investment - Equity Method and Joint Ventures’’, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that do not have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used for the year ended December 31, 2017. From January 1, 2018, the Group adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of comprehensive income/(loss) and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

From time to time, the rights on certain investments in which the Group has significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments without readily determinable fair value, or vice versa. The carrying amount of the investments was remeasured upon the reclassification and a deemed disposal gain or loss was recognized in the investment loss in the consolidated statements of comprehensive income/(loss).

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(m)  Investment in convertible notes

The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income/(loss). The Group has elected the fair value option to account for investment in convertible notes. The convertible notes the Group held were interest free. Please refer to Note 10 for further details.

(n)   Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computers and servers	3 – 5 years
Automobiles for Group uses	5 years
Automobiles for operating leases	5 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in other gains, net in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(o)   Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(p)   Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and impairment if any. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Purchased software	5 - 10 years
Digital Sales Assistant system	10 years
Domain names	10 years
Brand name	10 - 15 years
Customer relationship	2 - 15 years
Business cooperation	5 years
Others	5 - 10 years
Trademark and lifetime membership	10 years / Indefinite

(q)   Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(r)    Borrowings

Borrowings are recognized initially at fair value, net of upfront fees, debt issuance costs, and debt discounts or premiums. Upfront fees, debt issuance costs, and debt discounts or premiums are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated statements of comprehensive income/(loss) over the estimated term of the facilities and borrowings using the effective interest method.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(s)    Asset-backed securitization debt

The Group securitizes finance receivables arising from its consumers through the transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. In limited circumstances, the Group may also subscribe a portion of the senior tranche debt securities. The asset-backed debt securities issued by the securitization vehicles to third party investors are recourse to the Group. The securitization vehicles are considered consolidated variable interest entities of the Group, and the asset-backed debt securities subscribed by third party investors are reported as current and non-current liabilities in the consolidated balance sheets based on their respective expected repayment dates.

(t)    Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

(u)   Bills payable

Bills payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized bills payable to settle amounts owed to the suppliers.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(v)   Guarantee liabilities

The Group provides loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. The auto loan facilitation financing partners offer financing solutions to car buyers (“borrowers”) and the Group provides guarantee in the event of default on the full repayment of principal and any accrued interests.

The guarantee is within the scope of ASC Topic 460 “Guarantees”. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers”. The liability is recognized at fair value at the inception of the guarantee.

Subsequent to the initial recognition of the guarantee liability, the Group’s guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 (ASC Topic 450 “Contingencies”) component. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Group is released from the underlying risk, meaning as the loan is repaid by the borrowers or when the financial institutions are compensated in the event of a default. Generally, the liability is reduced by a systematic and rational amortization method, e.g. over the term of the loan. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). Any gains or losses from guarantee liability is recognized in other gains, net in the consolidated statements of comprehensive income/(loss).

As of December 31 2018, the amount of maximum potential future payments that the Group could be required to make under the guarantee was RMB9.14 billion. Maximum potential future payments are approximately the total outstanding auto loan balance that the Group facilitated.

(w)   Convertible debt

The Group determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 “Derivatives and Hedging” and ASC 470 “Debt”.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Convertible debt is classified as a current liability if their due date is or will be within one year from the balance sheet date.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(x)   Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures certain financial assets, including the investments under the equity method, and investments without readily determinable fair value, investment in convertible notes, intangible assets, goodwill and property, plant and equipment, at fair value when an impairment charge is recognized. And the fair value of the guarantee liability recorded at the inception of the loan was estimated based on the third-party appraisal’s report.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(y)   Treasury shares

The Company’s equity instruments that are repurchased are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the consolidated statements of comprehensive income/(loss) on the purchase, sale, issue or cancellation of the Company’s equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. In 2018, the board of directors approved a US$150.0 million share repurchase plan. The share repurchase plan does not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time. The share repurchased during the years ended December 31, 2016, 2017 and 2018 was nil, nil and 2,398,780, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.     Summary of significant accounting policies (continued)

(z)    Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their net income based on PRC accounting standards to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the discretion of the respective entity.

In addition, in accordance with the PRC Company Laws, the Company’s VIEs and subsidiaries of VIEs, registered as Chinese domestic companies, must make appropriations from their net income based on PRC accounting standards to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity.

None of these reserves are allowed to be transferred to the Company in terms of dividends, loans or advances, nor can they be distributed except under liquidation.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(aa)            Revenue recognition

Starting from January 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method to contracts that were not completed as of the date of adoption. As such, the comparative information has not been restated and continues to be reported under ASC Topic 605 Revenue Recognition (“ASC 605”) in effect for periods prior to January 1, 2018. In accordance with ASC 606, VAT was presented on a net basis instead of on a gross basis under ASC 605, which meant VAT was classified from cost of revenues to net against revenues and VAT refunds were presented as other gains, net. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Group’s consolidated financial statements as of and for the year ended December 31, 2018. There was no cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 606.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from the Group’s consolidated statement of comprehensive income/(loss) for the year ended December 31, 2018 (amounts in thousands of RMB):

	For the year ended December 31, 2018
	Under ASC 605	Effects of new revenue guidance	Under ASC 606

Revenue	11,384,102	(804,493)	10,579,609
Cost of revenue	(4,977,386)	732,988	(4,244,398)
Gross profit	6,406,716	(71,505)	6,335,211

Other gains, net	109,609	71,505	181,114
Loss from operations	(465,506)	—	(465,506)

Net loss	(679,316)	—	(679,316)

Under ASC 606, revenue is recognized when control of the promised goods or services was transferred to the customers, in an amount that reflects the consideration the Group expected to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, etc. Also revenue arrangements are assessed to determine if it is acting as principal or agent. Revenue is recognized at a point in time or over time when the Group satisfies a performance obligation. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

The Group determines revenue recognition through the following steps:

Step 1: identification of the contract, or contracts, with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, the Group satisfies a performance obligation.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(aa)            Revenue recognition (continued)

Advertising and subscription services

Advertising services

The Group provides advertising services and also organizes promotional events to help customers to promote their products. Revenue is recognized when the performance obligation is satisfied. Revenue from advertising services is recognized when the advertisements are published over the stated display period. Revenue from organizing promotional events is recognized at a point in time when the performance obligation is satisfied. Revenues from advertising services are reported at a gross amount.

Subscription services

The Group provides web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to dealer customers in China. Such SaaS platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. The revenue is recognized on a straight-line basis over the subscription or listing period when the performance obligation is satisfied. Revenues from dealer subscription and listing services are reported at a gross amount.

Transaction services

Automobile financing lease and operating lease services

The Group provides automobile financing lease services to individual customers and automobile dealers through two models: direct financing lease and sales-and-leaseback. In a direct financing lease arrangement, revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. In a sales-and-leaseback arrangement, the transaction is in substance a collateral financing and revenue is recognized over the lease period using the effective interest rate method. The Group also provides automobile operating lease services to individual and corporate customers. Revenue from these services is recognized on a straight-line basis over the lease period. This revenue is not subject to the revenue standard for contracts with customers and remains separately accounted for under existing lease accounting guidance. Please refer to Note 2 (k)&(hh) for further details.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(aa)            Revenue recognition (continued)

Loan facilitation services

The Group provides loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. The Group recognizes revenue from loan facilitation services when assisting the customers to complete an automobile financing transaction. The Group recognizes revenue when performance obligation has been satisfied at a point in time, being when a transaction is fulfilled and completed.

Other transaction services

The Group recognizes revenue from direct automobile sales to automobile dealers and institutional customers. The revenue is recorded on a gross basis as the Group acts as the principal, is primarily responsible for the sales arrangements and is subject to inventory risk. Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered and control is transferred.

Digital marketing solutions services

The Group receives commissions for assisting customers in placing advertisements on media vendor websites (“advertising agent services”), and receives performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. The Group also provides project-based services such as public relations, marketing campaign and digital image creation. Revenue is recognized when the performance obligation is satisfied. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period. Revenue from performance-based rebates is recognized when the amount of these rebates are probable and reasonably estimable. Revenues from other services are recognized when the performance obligations are satisfied.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(aa)            Revenue recognition (continued)

Cost to obtain a contract

The incremental direct costs of obtaining a contract primarily consist of commissions associated with loan facilitation services, which recognized as cost of revenue when incurred.

Contract balances

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. Timing of revenue recognition may differ from the timing of invoicing to customers, and the Group generally does not provide significant financing terms. Accounts receivable represents amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Receipts in advance relates to unsatisfied performance obligations at the end of the year. The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated balance sheets. The beginning balance of advances from customers of RMB898.7 million in relation to dealer subscriptions and listing services was fully recognized as revenue for the year ended December 31, 2018.

(bb)            Cost of revenue

Cost of revenue mainly includes fees paid to the Group’s business partners to distribute the dealer customers’ automobile pricing and promotional information, direct service cost, funding costs, commissions associated with loan facilitation services, cost of automobiles sold and turnover taxes and related surcharges.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(cc)              Selling and administrative expenses

Selling and administrative expenses consist primarily of salaries and benefits for the sales and marketing personnel and administrative personnel, sales and marketing expenses, share-based compensation expense, depreciation and amortization of assets and other expenses for daily operations.

Advertising expenditures are expensed as incurred and are included in selling and administrative expenses. Total advertising expenditures were RMB363.8 million, RMB631.7 million and RMB631.3 million for the years ended December 31, 2016, 2017 and 2018.

(dd)            Product development expenses

Product development expenses consist primarily of staff costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites, mobile application and related software. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality, in which case they are capitalized.

(ee)              Share-based compensation

The Group’s share-based awards mainly comprise share options and RSUs. In accordance with ASC 718 “Compensation — Stock Compensation”, share-based awards granted to employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded vesting method, net of estimated forfeitures, over the requisite service period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

If a share-based award is modified after the grant date, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of the modification or over the remaining requisite service period, depending on the vesting status of the award.

The Group determined the fair value of share options with the assistance of independent third-party valuation firms. The binomial option pricing model was applied in determining the fair value of share options. The fair value of RSUs granted subsequent to the initial public offering will be the price of publicly traded shares on the date of grant.

The Group determined the fair value of share options granted by its subsidiaries with the assistance of independent third-party valuation firms. The binomial option pricing model or discount cash flow model were applied in determining the fair value of share options. The Group’s subsidiary also granted RSUs subsequent to the initial public offering. The fair value of such RSUs will be the price of publicly traded shares on the date of grant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(ff)                Employee Benefits - PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB282.2 million, RMB364.5 million and RMB424.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.

(gg)              Income taxes

The Group accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Group adopts ASC 740-10-25 ‘‘Income Taxes’’ which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2016, 2017 and 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(hh)            Leases

Each lease is classified at the inception date as either a capital lease or an operating lease.

A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. All other leases are accounted for as operating leases.

Where the Group is a lessee, a capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group records the leased property as property, plant and equipment, net on the consolidated balance sheets and depreciated in the same manner as the other equipment. Under operating lease, the payments made by the lessee are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

Where the Group is a lessor, direct financing leases and leaseback transactions are accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. Revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. Under operating lease, the payments received by the lessor are recorded as lease income in the period in which the payment is received or becomes receivable.

(ii)                    Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.               Summary of significant accounting policies (continued)

(jj)                  Earnings per share

Basic earnings per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per ordinary share is computed by dividing the net loss attributable to ordinary shareholders for the year by the weighted average number of ordinary and potential ordinary shares outstanding during the year, if the effect of potential ordinary shares is dilutive. Potential ordinary shares for the Company include incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt.

Additionally, for purposes of calculating basic and diluted earnings per share, Yixin’s net income/(loss) attributable to Bitauto Holdings Limited is adjusted as follows:

For the purpose of calculating basic earnings per share, Yixin’s net income/(loss) attributable to Bitauto Holdings Limited was determined using the two-class method by allocating Yixin’s net income/(loss) to each class of participating shares issued by Yixin, including the outstanding ordinary shares and redeemable convertible preference shares, prior to the IPO of Yixin.

For the purpose of calculating diluted earnings per share, the potentially issuable shares of Yixin, namely (i) the redeemable convertible preference shares, prior to the IPO of Yixin, and (ii) the share options and RSUs granted by Yixin, are assessed for dilutive impact. The diluted earnings per share will be adjusted if the impact is deemed dilutive.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.               Recent accounting pronouncements

In February, 2016, the FASB issued ASU No. 2016-02, “Leases”. ASU No. 2016-02 specifies the accounting for leases. For operating leases, this standard requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. This standard is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. In July 2018, the FASB issued ASU No. 2018-11, “Leases - Targeted Improvements” (ASU 2018-11), which addresses implementation issues related to the new lease standard. This guidance is effective for the Group as of January 1, 2019 and the Group will adopt this guidance using the modified retrospective approach with prior periods still accounted for under ASC Topic 840 Leases (“ASC 840”). This guidance includes a number of optional practical expedients that the Group may elect to apply, including an expedient that permits lease agreements that are twelve months or less to be excluded from the balance sheet. Having summarized lease agreements the Group entered into and identified any practical expedients applicable, the Group noted the most significant impact from adoption of the new lease standards is on the operating lease agreements that the Group entered into as a lessee, where a right-of-use asset and a lease liability shall be recorded on its consolidated balance sheets without any impact on the accumulated deficit upon adoption. The Group is currently evaluating the quantitative impact that the standard will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. Topic 326 introduces “expected credit loss” model, which is different from the “incurred loss” model the Group currently applied. It will incorporate both available forward looking information and historical pattern to estimate the lifetime expected credit losses for all finance receivables, including those that have not become past due. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. While the Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures, it is generally expected that the adoption will likely increase the level of provision for credit losses of finance receivables.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, the Group will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. Early adoption is permitted. either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.               Concentration of risks

(a)          Concentration of customers

There were no customers that individually represented greater than 10% of the total revenue for the years ended December 31, 2016, 2017 and 2018, respectively.

(b)          Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and finance receivables.

As of December 31, 2016, 2017 and 2018, substantially all of the Group’s cash and cash equivalents and restricted cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality. Under the new Bankruptcy Law effective in 2007, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits bank in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable and finance receivables are typically unsecured or secured with automobiles for financing lease and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balance. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations.

The Group is also exposed to credit risk in relation to investment in convertible notes measured at fair value. The maximum exposure at the end of the reporting period is the carrying amount of the investment.

(c)           Interest rate risk

The Group’s interest rate risk arises from the Group’s borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates.

(d)          Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying businesses, the policy of the Group is to consistently monitor the Group’s liquidity risk and to maintain adequate cash and cash equivalents to meet the Group’s liquidity requirements.

The remaining contractual maturities (or the earliest date a financial liability may become payable in the absence of a fixed maturity date) at the balance sheet date mainly includes the Group’s financial assets such as cash and cash equivalents, restricted cash, accounts receivable, bills receivable, finance receivables, investment in convertible notes and other financial assets; financial liabilities such as borrowings, asset-backed securitization debt, accounts payable, bills payable, convertible debt and other financial liabilities; and operating lease commitments based on contractual undiscounted cash flows.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.               Concentration of risks (continued)

(e)           Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(f)             Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.               Significant equity transactions and acquisitions

Acquisition of additional interest in Target Net (Beijing) Technology Company Limited (“Target Net”)

As of December 31, 2015 and 2016, the Group held 51% equity interest in Target Net, an unlisted entity based in the PRC and involved in the provision of internet information distribution services. In October 2017, Target Net repurchased its equity interests held by a noncontrolling shareholder for a total consideration of RMB36.3 million, which increased the Group’s ownership interest in Target Net to 74.8%. It was considered to be an equity transaction and the excess of the noncontrolling interest repurchased over the consideration was recorded in equity.

Acquisition of KKC

In April 2015 and September 2016, the Group acquired equity interest of KKC, an unlisted entity based in the PRC and involved in the used car business, in aggregate to approximately 54.8% on a fully diluted basis. Although holding the majority of equity interest, the Group did not obtain control over KKC due to the absence of the majority of voting power at the board of directors of KKC. In November 2016, the Group further acquired equity interest of KKC, increasing its equity interest to 49.7% of ordinary shares and approximately 74.8% on a fully diluted basis, and obtained control over KKC. The Group acquired KKC to expand its used car business.

The transaction in November 2016 was considered a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB28.1 million arising from the revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2016.

In May 2017, the Group acquired the remaining equity interest of KKC from the noncontrolling shareholders for a total consideration of RMB13.2 million, which increased the Group’s ownership interest in KKC to 100%. It was considered to be an equity transaction and the difference between the consideration paid and the carrying amount of the non-controlling interest was recorded in equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.               Significant equity transactions and acquisitions (continued)

Acquisition of Beijing Xinchuang Interactive Advertising Company Limited (“Xinchuang”)

As of December 31, 2016, the Group held 30% equity interest in Xinchuang, an unlisted entity located in the PRC and engaged in internet digital marketing services. In January 2017, the Group acquired an additional 30% of the equity interest, increasing its ownership interest to 60%. After the transaction, Xinchuang was consolidated as a subsidiary of CIG, one of the Group’s subsidiaries. The Group acquired Xinchuang to expand its digital marketing solutions business.

This transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB36.3 million arising from revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

The total purchase consideration for acquiring Xinchuang was RMB105.6 million, including a liability of RMB63.6 million for the committed purchase of the remaining 40% equity interest in the following two years equally. In October 2017, a modification of the original share purchase agreement was entered into to terminate the commitment. It was considered an equity transaction and the difference between the liability as at modification date and the carrying amount of the non-controlling interest was recorded in equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.               Significant equity transactions and acquisitions (continued)

Other acquisitions

For the year ended December 31, 2017, the Group acquired equity interests in other acquirees for total purchase consideration of RMB26.5 million.

There was no acquisition occurred for the year ended December 31, 2018

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

Fair value recognized on acquisition for 2017
RMB

Cash and cash equivalents	23,072
Property, plant and equipment, net	292
Intangible assets, net	60,684
Other assets	61,142
Current liabilities	(59,867)
Deferred tax liabilities	(15,171)
Net assets	70,152
Mandatorily redeemable noncontrolling interests	(63,569)
Goodwill arising on acquisitions	103,136
Total	109,719

Cash consideration	68,480
Fair value of previously held equity interests	41,239
Total consideration	109,719

The goodwill represented expected synergies arising on acquisitions. The knowledge and expertise of employees is not separable. Therefore, it does not meet the criteria for recognition as intangible asset under ASC 350 “Intangibles — Goodwill and Other”. None of the goodwill recognized was expected to be deductible for income tax purposes. The intangible assets arising from the acquisition include customer relationship, software, and brand name. The estimated useful lives were described in Note 2 (p).

The noncontrolling interest has been recognized at fair value on the acquisition date.

Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually or in the aggregate, were not significant to the Group’s consolidated results of operations.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

6.               Restricted cash

Components of restricted cash as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Time deposits pledged for bank borrowings	1,064,788	3,869,699
Cash deposits pledged for asset-backed securitization debt	211,368	371,042
Guarantee funds	62,479	537,288
Cash pledged for bank notes	145,227	12,370
Others	470	—

	1,484,332	4,790,399

7.               Accounts receivable, net

Accounts receivable, net as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Accounts receivable	3,107,315	4,371,898
Less: allowance for doubtful accounts	(252,905)	(481,186)

	2,854,410	3,890,712

Accounts receivable are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 360 days for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2018, accounts receivable at carrying value of RMB481.2 million (2017: RMB252.9 million) were impaired and fully provided for. The movements in the allowance for doubtful accounts are as follows:

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	46,441	100,040	252,905
Charge for the year	53,599	152,865	228,281
Write off for the year	—	—	—

Balance as of December 31	100,040	252,905	481,186

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

8.               Prepayments and other receivables

Components of prepayments and other receivables as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Advances to suppliers	80,647	54,197
Prepaid expenses	45,818	32,985
Deposits	88,587	235,662
Advances to used car dealers	62,843	11,774
Staff advances	57,355	13,038
VAT and other taxes receivables	638,267	596,494
Interest receivable	23,548	64,066
Loans to third parties	51,000	325,057
Other receivables from third parties	—	414,209
Loan recognized as a result of payment under the guarantee	—	29,060
Other receivables from disposal of assets	—	104,357
Others	55,618	158,400

	1,103,683	2,039,299

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.               Investment in equity investees

The Group’s investment in equity investees consisted of the follows:

	Investments without readily determinable fair value	Equity method	Total
	RMB	RMB	RMB

Balance as of January 1, 2016	1,099,119	183,639	1,282,758
Additions	268,535	34,685	303,220
Share of loss of equity investees	—	(25,640)	(25,640)
Less: disposals and transfers	(75,675)	(6,486)	(82,161)
Less: impairment losses	(86,618)	—	(86,618)
Foreign currency translation adjustments	55,415	498	55,913
Balance as of December 31, 2016	1,260,776	186,696	1,447,472
Additions	34,737	103,472	138,209
Share of loss of equity investees	—	(50,643)	(50,643)
Less: disposals and transfers	(14,623)	(126,512)	(141,135)
Less: impairment losses	(143,974)	(21,223)	(165,197)
Foreign currency translation adjustments	(44,836)	326	(44,510)
Balance as of December 31, 2017	1,092,080	92,116	1,184,196
Additions	60,336	713,527	773,863
Share of loss and other comprehensive income of equity investees	—	(57,923)	(57,923)
Less: disposals and transfers	(6,000)	(2,859)	(8,859)
Less: impairment losses	(17,040)	(17,589)	(34,629)
Transfer of the further share of loss of equity investee	—	20,465	20,465
Foreign currency translation adjustments	30,665	(607)	30,058
Balance as of December 31, 2018	1,160,041	747,130	1,907,171

Investments without readily determinable fair value

As of December 31, 2017 and 2018, the carrying value of the Group’s investments without readily determinable fair value were RMB1.09 billion and RMB1.16 billion, respectively. Investments that do not have readily determinable fair values are accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the years ended December 31, 2016, 2017 and 2018, the Group invested RMB268.5 million, RMB34.7 million, and RMB60.3 million in multiple private companies accounted for investments without readily determinable fair value respectively, which management believes will lead to future operating synergies with the Group’s business in future years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.               Investment in equity investees (continued)

Equity method

As of December 31, 2017 and 2018, the carrying value of the Group’s investments accounted for under the equity method were RMB92.1 million and RMB747.1 million, respectively. The Group applies the equity method to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2017, the Group disposed certain investments accounted for under the equity method and recorded a disposal gain of RMB43.6 million, which was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

As of December 31, 2018, the Group’s share of losses in one of its equity investees exceeded its interest in this equity investee, and the Group continued to recognize further losses amounting to RMB20.5 million against its balance due from the equity investee.

The condensed financial information of the Group’s equity investments accounted for under the equity method were summarized as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Revenue	652,864	80,095	733,295
Gross profit	138,640	4,981	222,209
(Loss)/Income from operations	(35,586)	(133,910)	14,779
Net (loss)/income	(47,855)	(133,207)	13,249
Net (loss)/income attributable to the equity-method investees	(36,886)	(129,223)	14,859

	As of December 31,
	2017	2018
	RMB	RMB

Current assets	222,030	1,663,913
Non-current assets	133,003	1,754,208
Current liabilities	45,515	566,156
Non-current liabilities	—	9,565
Noncontrolling interests	8,603	(10,076)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

10.        Investment in convertible notes

On June 13, 2018, Yixin and Yusheng Holdings Limited (“Yusheng”) entered into the convertible note purchase agreement, the business cooperation agreement and the framework agreement in relation to Yixin’s investment in Yusheng by way of subscription for the convertible note.

Pursuant to the convertible note purchase agreement, Yusheng agreed to issue to Yixin interest free convertible notes with a term of 20 years in the principal amount of US$260.0 million for a consideration of (i) provision of the cooperation to Yusheng and/or its affiliates pursuant to the terms of the business cooperation agreement, and (ii) a cash consideration of US$21.0 million. The convertible notes are interest free and convertible into Series Pre-A preferred shares at the conversion price of US$20.00. The Group has elected the fair value option to account for the investment in convertible notes which amounted to RMB1.79 billion as at December 31, 2018.

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. For the avoidance of doubt, actions in connection with respect to such cooperation include (i) Yixin shall provide certain traffic support in relation to the used automobile transaction business to Yusheng and/or its affiliates; (ii) Yixin shall provide certain automobile database related services to Yusheng and/or its affiliates on a non-exclusive basis; and (iii) Yixin shall not engage in, invest in, own, manage, operate or provide assistance to businesses that may compete with the used automobile transaction business during the term of the business cooperation agreement or until Yixin holds less than 10% equity interest in Yusheng on an as converted and fully diluted basis, whichever comes earlier. Please refer to Note 20 for further details.

Pursuant to the framework agreement, Yusheng agreed to purchase from Yixin, either directly or through its affiliates, certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21.0 million.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

11.        Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Computers and servers	150,593	175,285
Automobiles for Group uses	35,805	42,101
Automobiles for operating leases	1,267,556	417,793
Furniture and fixtures	14,101	17,904
Leasehold improvements	98,594	71,490
Less: accumulated depreciation	(270,453)	(275,186)

Net book value	1,296,196	449,387

Depreciation expenses recognized for the years ended December 31, 2016, 2017 and 2018 were RMB55.9 million, RMB185.3 million and RMB255.8 million, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

12.        Intangible assets, net

Intangible assets, net as of December 31, 2017 and 2018 are as follows:

	As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	58,686	(25,038)	—	33,648
Digital Sales Assistant system	25,430	(15,470)	—	9,960
Trademark and lifetime membership	13,095	(265)	—	12,830
Domain names	25,399	(8,431)	—	16,968
Customer relationships	244,822	(75,349)	—	169,473
Brand name	20,830	(2,760)	—	18,070
Business cooperation	3,447,689	(1,761,589)	(254,873)	1,431,227
Others	39,113	(4,968)	—	34,145

	3,875,064	(1,893,870)	(254,873)	1,726,321

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	58,110	(27,956)	—	30,154
Digital Sales Assistant system	25,430	(18,013)	—	7,417
Trademark and lifetime membership	13,095	(721)	—	12,374
Domain names	25,399	(10,970)	—	14,429
Customer relationships	180,610	(82,244)	—	98,366
Brand name	3,630	(1,012)	—	2,618
Business cooperation	3,447,689	(2,391,469)	(254,873)	801,347
Others	39,113	(8,877)	—	30,236

	3,793,076	(2,541,262)	(254,873)	996,941

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 amounted to RMB633.4 million, RMB688.6 million and RMB693.8 million, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	For the year ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB

Amortization expenses	666,137	201,528	21,118	17,053	15,509

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

13.        Goodwill

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	329,000	444,933	543,655
Acquisition of subsidiaries	115,848	103,136	—
Disposal	—	(4,326)	(11,585)
Foreign exchange difference	85	(88)	60

Balance as of December 31	444,933	543,655	532,130

The Group’s goodwill impairment is tested at the reporting unit level, i.e. advertising and subscription business, transaction services business and digital marketing solutions business. As of December 31, 2018, the fair value of each reporting unit exceeded its carrying amount and no reporting units were at risk of failing the impairment test. As a result, no impairment charge was recognized.

	As of December 31, 2017
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	327,754	116,716	99,185	543,655

	As of December 31, 2018
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	327,754	105,131	99,245	532,130

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

14.        Finance receivables, net

The Group provides automobile financial leasing services to individual customers and automobile dealers. Detailed information of finance receivables as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Finance receivables, gross
- Within one year	16,363,872	22,661,850
- After one year but not more than five years	17,224,604	22,047,127

	33,588,476	44,708,977

Unearned finance income	(3,662,702)	(7,481,088)

	29,925,774	37,227,889

Allowance for credit losses	(134,169)	(350,816)

Finance receivables, net	29,791,605	36,877,073

Aging analysis of finance receivables are as follows:

	2017	2018
	RMB	RMB

Not past due	29,069,556	35,788,625

Past due
- Up to 3 months	610,501	1,027,691
- 3 to 6 months	177,070	219,112
- Over 6 months	68,647	192,461

	29,925,774	37,227,889

Allowance for credit losses	(134,169)	(350,816)

Finance receivables, net	29,791,605	36,877,073

Finance receivables due from related parties for the years ended December 31, 2017 and 2018 were RMB121.0 million and RMB105.9 million, which are presented as due from related parties.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

14.        Finance receivables, net (continued)

Management assesses the allowance for credit losses of finance receivables collectively based on its historical experience and on various other assumptions that are believed to be reasonable, including estimated loss percentages of contracts that are not collectable, the historical migration pattern of past due balances, other information gathered through collection efforts and general economic conditions. Management reassesses the provision at each balance sheet date. As of December 31 2016, 2017 and 2018, the allowance for credit losses was RMB22.5 million, RMB134.2 million and RMB350.8 million, respectively. The movements in the allowance for credit losses are as follows:

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	—	22,486	134,169
Charge for the year	29,052	196,320	528,824
Reversal of impairment for the year	—	—	(9,851)
Write off for the year	(6,566)	(84,637)	(312,177)
Recovery of finance receivables written off	—	—	9,851

Balance as of December 31	22,486	134,169	350,816

The Group securitizes finance receivables arising from its consumers through transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. As of December 31, 2017 and 2018, the collateralized finance receivables transferred to the securitization vehicles were RMB10.44 billion and RMB16.20 billion, respectively. Please refer to Note 2 (s) for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2017 and 2018, the finance receivables collateralized for borrowings from financial institutions were RMB12.20 billion and RMB8.84 billion, respectively.

15.        Other non-current assets

	2017	2018
	RMB	RMB

Prepayment for automobiles	261,768	149,215
Automobiles purchased for future leases	583,298	359,760
Long-term prepaid expenses	123,554	74,113
Deposits and others	416,424	581,939

	1,385,044	1,165,027

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

16.        Borrowings

The Group’s short term borrowings represent the borrowings which were payable within one year or on demand.

During 2018, the Group entered into revolving line of credit agreements with some commercial banks located in China. As of December 31, 2018, the total revolving line of credit was RMB512.3 million (2017: RMB1.98 billion) and available within one year from the respective agreement date. There are no commitment fees associated with the unused portion of the line of credit. The major revolving line of credit is guaranteed by the Company or other entities within the Group.

The weighted average interest rate on borrowings outstanding as of December 31, 2017 and 2018 was approximately 6.4% and 6.5%, respectively.

As of December 31, 2018, the borrowings will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	12,297,621	4,311,731	442,393	—	—

17.        Asset-backed securitization debt

As of December 31, 2017 and 2018, the asset-backed debt securities were RMB8.78 billion and RMB13.79 billion, respectively. The weighted average interest rate for the outstanding asset-backed securitization debt as of December 31, 2017 and 2018 were approximately 5.7% and 8.1%. The amount of interest charges recognized for the year ended December 31, 2017 and December 31, 2018 were RMB453.0 million and RMB967.4 million.

As of December 31, 2018, the asset-backed securitization debt will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	10,090,744	3,674,781	107,771	—	—

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

18.        Guarantee liabilities

The movement of guarantee liabilities is as follows:

2018
RMB

Balance as of January 1	—
Fair value of guarantee liabilities upon the inception of new guarantees	119,672
Guarantee settled	(9,596)
Gains from guarantee liabilities	(2,462)

Balance as of December 31	107,614

The terms of the guarantee range from 1 year to 3 years, as of December 31, 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

19.        Convertible debt

On August 2, 2016, the Company issued convertible notes (the “PAG Notes”) for an aggregate principal amount of US$150.0 million to PA Grand Opportunity Limited (PAG). The PAG Notes are due on August 1, 2021 and bear interest of 2% annually which will be paid semi-annually beginning on February 2, 2017.

The PAG Notes can be converted, at the holder’s option, into the Company’s fully paid American Depositary Shares (“ADSs”) or ordinary shares with an initial conversion price of approximately US$23.67 per ADS, representing an initial conversion rate of 4,224.7671 ADSs per US$100,000 principal amount of the PAG Notes.

The issuance costs of the PAG Notes were US$0.18 million and are being amortized to interest expense, using the effective interest method, until the maturity date of the PAG Notes.

The Company has accounted for the PAG Notes in accordance with ASC 470, as a single instrument classified as a long-term debt within the consolidated financial statements. The value of the PAG Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. As of December 31, 2017 and 2018, the value of the PAG Notes in non-current liabilities is RMB707.9 million and RMB774.7 million, respectively.

The Company evaluated the embedded conversion features contained in the PAG Notes in accordance with ASC 815-10-15 to determine if the conversion option requires bifurcation. In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the PAG Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

As the conversion option was not bifurcated, the Company then assessed if there was any beneficial conversion feature (“BCF”) in accordance with ASC 470-20. The Company recognized a BCF of US$27.9 million (RMB185.7 million) through a credit to additional paid-in capital because the fair value per ordinary share of US$28.08 exceeded the conversion price of US$23.67 at the commitment date on August 2, 2016. The resulting discount of US$27.9 million to the PAG Notes is then accreted to the redemption value as interest expense using the effective interest method through the consolidated statement of comprehensive income/(loss) over the term of the PAG Notes.

The Company evaluated the embedded contingent redemption features contained in the PAG Notes in accordance with ASC 815-15-25-42 and ASC 815-15-25-26. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host contract, as the PAG Notes were not issued at a substantial discount and are puttable at par.

On November 23, 2017, a third party investor who purchased US$24.0 million of the PAG Notes from PAG notified the Company of its intent of conversion. Upon conversion, the Company issued 1,013,941 ordinary shares to the investor and accordingly, the balance of the PAG Notes converted and related unamortized discounts and issuance costs, which amounted to RMB158.5 million, were recorded as the Company’s shareholders’ equity. The unamortized BCF associated with the PAG Notes converted, which amounted to RMB23.3 million, was expensed immediately in accordance with ASC 470-20 “Debt with conversion and other options”.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

19.        Convertible debt (continued)

For the years ended December 31, 2017 and December 31, 2018, the effective interest rate for PAG Notes was 6.5% and 6.5%, and the amount of interest charges recognized was RMB53.8 million and RMB46.8 million.

The contractual repayment amount of the convertible debt is nil for each of the years ending December 31, 2019 and 2020, and US$126.0 million for the year ended December 31, 2021. The Group estimated it may repurchase the outstanding convertible debt in whole in cash before maturity.

20.        Deferred revenue

	2017	2018
	RMB	RMB

Deferred revenue	140,000	1,609,787

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. Deferred revenue related to Yusheng amounting to US$227.8 million was initially recognized at fair value of the services in the business cooperation agreement. As of December 31, 2018, the carrying amount of the related deferred revenue amounted to RMB1.51 billion.

21.        Other payables and accruals

Components of other payables and accruals as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Accrued payroll	251,651	262,590
Accrued expenses	150,835	78,610
Advances from customers	1,182,840	1,035,090
Other payables	488,428	657,832
Other tax payables	296,336	389,483
Interest payable	96,502	236,552

	2,466,592	2,660,157

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers, are amounts received from dealer subscriptions and listing customers prior to revenue recognition amounting to RMB898.7 million and RMB845.0 million, and from leasing customers prior to revenue recognition amounting to RMB240.6 million and RMB168.6 million as of December 31, 2017 and 2018, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

22.        Redeemable noncontrolling interests

	2017	2018
	RMB	RMB

Balance as of January 1	3,939,646	301,953
Issuance of shares of the Group’s subsidiaries	1,353,293	30,000
Conversion of redeemable noncontrolling interests to ordinary shares	(5,323,103)	—
Accretion to redeemable noncontrolling interests	332,117	28,057

	301,953	360,010

In 2015, 2016 and 2017, Yixin issued redeemable convertible preference shares to JD Financial Investment Limited (one subsidiary of JD.com, Inc., collectively as “JD” together with other subsidiaries) and other third-party investors. The redeemable convertible preference shares contain conversion features and redemption features. The Group records accretion of redemption value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

Upon completion of Yixin’s IPO on November 16, 2017, all the redeemable convertible preference shares were automatically converted into ordinary shares of Yixin. As of December 31, 2018, the Group held 44.8% (2017: 45.2%) of the then outstanding ordinary shares of Yixin. However, through the voting proxy agreement that the Group entered into with JD and another shareholder, the Group is able to control Yixin by gaining the simple majority of the voting rights in Yixin’s shareholders’ meeting immediately after the IPO. Accordingly, the Group continues to consolidate the operations and the financial results of Yixin and provide for noncontrolling interests reflecting ordinary shares in Yixin held by shareholders other than the Group in the consolidated financial statements. The Group recognized a one-time credit to additional paid-in capital of RMB2.37 billion in shareholders’ equity in the consolidated balance sheets to reflect the increase in the value of the Group’s equity in Yixin that resulted from the completion of Yixin’s IPO and conversion of redeemable convertible preference shares.

In 2017, one subsidiary of the Group issued ordinary shares with redemption features to certain third-party investors. The Group classifies redeemable noncontrolling interests as mezzanine equity and records accretion of redemption value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.        Other gains, net

	2016	2017	2018
	RMB	RMB	RMB

Foreign currency exchange gains/(losses)	4,005	(1,721)	(22,103)
Gains on disposal of property, plant and equipment and intangible assets, net	22,993	16,430	47,309
Government grants	26,788	28,946	60,449
Other income from business cooperation arrangements with Yusheng	—	—	48,102
Gains from guarantee liabilities	—	—	2,462
VAT refund	—	—	71,505
Others	17,195	(12,079)	(26,610)

	70,981	31,576	181,114

The Group adopted ASC 606, from January 1, 2018, using the modified retrospective method. In accordance with ASC 606, VAT was presented on a net basis instead of on a gross basis under ASC 605, and VAT refund was recorded as other gains, net instead of revenue in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

24.        Income tax expense

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), EIT rate is 25% for enterprises incorporated in the PRC. Preferential EIT rates are available for enterprises qualified as High and New Technology Enterprises (“HNTEs”) and Software Enterprises (“SEs”). Entities qualified as HNTEs enjoy a reduced tax rate of 15% within three years after obtaining the HNTE certificate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of HNTEs of the Group successfully re-applied for the certificates when the prior ones expired. Entities qualified as SEs enjoy a two-year exemption for EIT from the first profitable year followed by a three-year half reduction in tax rate. In addition, in accordance with relevant PRC tax regulations, qualified entities established in specific geographical areas are exempt from EIT for five years, commencing from the first year of operation.

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2014 through 2018 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Further, pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC enterprises to their foreign non-resident enterprise investors. A lower withholding tax rate will be applied if tax treaty or arrangement benefits are available. According to the tax arrangement between the PRC and Hong Kong, withholding tax rate of 5% is applicable if direct foreign non-resident enterprise investors own directly at least 25% equity interest in the PRC enterprises and meet the relevant requirements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

24.        Income tax expense (continued)

Composition of income tax expense:

	2016	2017	2018
	RMB	RMB	RMB

Current income tax	140,706	249,995	326,418
Deferred income tax	6,863	(46,171)	(150,522)

	147,569	203,824	175,896

Composition of deferred tax assets and liabilities:

	2017	2018
	RMB	RMB

Deferred tax assets
Amortization of intangible assets	698	757
Tax losses carried forward	26,828	19,030
Allowance for credit losses	41,119	170,527
Others	2,374	507
Less: valuation allowance	(18,511)	(12,258)
	52,508	178,563

Deferred tax liabilities
Intangible assets arising from business combinations	(52,237)	(27,770)
	(52,237)	(27,770)

Net deferred tax assets	271	150,793

Movement of valuation allowance:

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	17,471	18,170	18,511
Additions	1,014	2,319	24,523
Reversals	(315)	(1,978)	(30,776)

Balance as of December 31	18,170	18,511	12,258

As of December 31, 2018, the Group had net operating losses carried forward of approximately RMB83.0 million which arose from the subsidiaries, VIEs and subsidiaries of VIEs established in the PRC. The losses carried forward will expire during the period from 2019 to 2023.

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC as of December 31, 2017 and 2018 on the basis of its intent to reinvest the earnings. As of December 31, 2017 and 2018, the total amount of undistributed earnings from the subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC was RMB2.79 billion and RMB2.84 billion, respectively. As of December 31, 2017 and 2018, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

24.        Income tax expense (continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Group:

	2016	2017	2018
	RMB	RMB	RMB

Loss before tax	(190,384)	(1,223,164)	(503,420)

Income tax computed at statutory EIT rate (25%)	(47,596)	(305,791)	(125,855)
Effect of preferential tax rates for certain entities comprising the Group	(20,409)	(112,684)	(137,124)
Effect of differing tax rates in different jurisdictions	184,235	422,677	260,441
Non-deductible expenses and non-taxable income, net	34,012	188,069	218,830
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC	(3,253)	(3,822)	(4,623)
Change in valuation allowances	699	1,933	(23,572)
Others	(119)	13,442	(12,201)

Income tax expense	147,569	203,824	175,896

Effective income tax rate	(77.5)%	(16.7)%	(34.9)%

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.        Share-based compensation

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized were RMB77.0 million, RMB1.19 billion and RMB896.4 million, respectively.

Share incentive plan

On December 31, 2006, the Company implemented an Employee Stock Incentive Plan (“2006 Plan”) under which the Company has reserved 1,028,512.5 ordinary shares for employees. The Board of Directors of the Company may invite employees of the Group to subscribe for options over the Company’s ordinary shares.

On February 8, 2010, the Company implemented an Employee Stock Incentive Plan (“2010 Plan”) under which the Company has reserved 3,089,887.5 ordinary shares for employees. The 2010 Plan stipulates that if options are forfeited, the forfeited options can be added back to the option pool to be granted to other employees. The board of the Company may invite employees of the Company to subscribe for options over the Company’s ordinary shares.

On August 7, 2012, the Company implemented an Employee Stock Incentive Plan (“2012 Plan”) under which the Company has reserved 1,908,180.0 ordinary shares to motivate, attract and retain employees, and directors. The 2012 Plan permits the awards of options and RSUs.

On November 17, 2016, the Company implemented an Employee Stock Incentive Plan (“2016 Plan”) under which the Company has reserved 2,500,000.0 ordinary shares to attract and retain the best available personnel and provide additional incentives to employees, officers, directors and advisors of the Company. The 2016 Plan permits the awards of options and RSUs. In March 2018, the Company amended the 2016 Plan and increased the maximum number of ordinary shares to 6,200,000.0 shares.

Share options

The Company granted share options on December 31, 2006, February 8, 2010, December 28, 2010 and August 7, 2012, respectively. Options granted typically expire in ten years from the respective grant dates, except for options granted on December 31, 2006 whose expiration date was extended to December 31, 2026. The options have graded vesting terms, and vest in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.        Share-based compensation (continued)

The activities of share options for the year ended December 31, 2018 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2018	413,706.0	6.54	10,450	3.82 years
Granted during the year	—	—
Exercised during the year	(71,876.0)	4.07
Forfeited during the year	—	—
Outstanding as of December 31, 2018	341,830.0	7.05	6,057	2.70 years
Exercisable as of December 31, 2018	341,830.0	7.05	6,057	2.70 years

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was RMB126.6 million, RMB93.2 million and RMB8.8 million, respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 was RMB3.4 million, nil and nil, respectively.

For the years ended December 31, 2016, 2017 and 2018, share-based compensation expenses recognized associated with the share options were RMB0.5 million, nil and nil, respectively. As of December 31, 2018, there were no unrecognized share-based compensation expenses related to share options.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.        Share-based compensation (continued)

Restricted shares units

Starting from 2013, the Company granted RSUs under share incentive plans. The RSUs granted would vest (i) on the anniversary of the grant date, or in equal tranches from the grant date over three to five years, on the condition that employees remain in service without any performance requirements; or (ii) on specific dates, or in equal tranches from the grant date over four years, if the grantees’ key performance indicators were achieved on each vest date.

Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2018 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2018	2,811,752.0	23.42
Granted during the year	2,750,000.0	26.20
Vested and sold during the year	(611,520.0)	23.66
Forfeited during the year	(412,900.0)	22.70
Outstanding as of December 31, 2018	4,537,332.0	25.14
Vested as of December 31, 2018	903,466.0	22.65

The weighted-average grant-date fair value during the years ended December 31, 2016, 2017 and 2018 was US$23.25, US$22.44 and US$26.20, respectively. The total fair value of the RSUs vested during the years ended December 31, 2016, 2017 and 2018 was RMB99.4 million, RMB209.5 million, RMB95.2 million, respectively.

For the years ended December 31, 2016, 2017 and 2018, share-based compensation recognized associated with the RSUs was RMB75.8 million, RMB268.5 million and RMB219.4 million, respectively. As of December 31, 2018, there was RMB359.0 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 3.78 years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25 .     Share-based compensation (continued)

Subsidiaries-Yixin

In November 2017, Yixin implemented share recapitalization to effect a 7-for-1 share split for all ordinary shares then issued and outstanding. All information related to Yixin’s ordinary shares and stock options have been retroactively adjusted to give effect to the share split.

On May 26, 2017, Yixin approved the establishment of the Pre-IPO Share Option Scheme which was amended on September 1, 2017, the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The Pre-IPO Share Option Scheme shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2017 Share Incentive Plan shall be 418,464,263 shares.

On May 26, 2017, Yixin approved the establishment of the First Share Award Scheme which was amended on September 1, 2017, the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The First Share Award Scheme shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under First Share Award Scheme shall be 70,830,417 shares.

On September 1, 2017, Yixin approved the establishment of the Second Share Award Scheme with the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under Second Share Award Scheme shall be 5% of the total number of issued shares without Shareholders’ approval, subject to an annual limit of 3% of the total number of issued shares at the relevant time.

- Share options

The exercise price of the granted options to employees shall be US$0.0014. The options have graded vesting terms determined in the grant letter, on the condition that employees remain in service without any performance requirements. The vesting dates should be determined by the Company and grantees for each option agreement. The granted options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.        Share-based compensation (continued)

The activities of Yixin’s share options for the year ended December 31, 2018 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2018	392,429,709	0.0014	314,387	9.55
Granted during the year	—	0.0014
Exercised during the year	(49,907,422)	0.0014
Forfeited during the year	(9,293,573)	0.0014
Outstanding as of December 31, 2018	333,228,714	0.0014	73,982	8.56
Exercisable as of December 31, 2018	210,367,397	0.0014	46,705	8.53

The aggregate intrinsic value in the table above represents the difference between Yixin’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2018 was RMB160.5 million. The total fair value of options vested during the years ended December 31, 2018 was RMB254.6 million.

For the years ended December 31, 2017 and 2018, share-based compensation expenses recognized were RMB891.7 million and RMB307.8 million, respectively. As of December 31, 2018, there was RMB222.5 million of unrecognized share-based compensation expense related to share options granted by Yixin. The compensation expenses are expected to be recognized over a weighted-average period of 2.44 years.

The estimate of the fair values of the options were measured based on the binomial option pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

	July 3, 2017		October 1, 2017

Fair value per share	US$	0.53	US$	0.70
Exercise price	US$	0.0014	US$	0.0014
Risk-free interest rate	2.50%		2.46%
Dividend yield	0.00%		0.00%
Weighted-average fair value per option granted	US$	0.53	US$	0.70
Expected volatility	51%		56%
Expected terms	10 years		10 years

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.        Share-based compensation (continued)

- Restricted shares units

Starting from 2018, Yixin granted RSUs to Yixin’s employees under the share award scheme. The RSUs granted would vest on specific dates, or in equal tranches from the grant date over two to four years, on condition that employees remain in service without any performance requirements. Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2018 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2018	—	—
Granted during the year	106,897,010	0.31
Vested and sold during the year	(2,621,252)	0.35
Forfeited during the year	(4,538,632)	0.40
Outstanding as of December 31, 2018	99,737,126	0.30
Vested as of December 31, 2018	2,621,252	0.35

The weighted-average grant-date fair value during the year ended December 31, 2018 was US$0.31. The total fair value of the RSUs vested during the year ended December 31, 2018 was RMB6.1 million.

For the year ended December 31, 2018, share-based compensation recognized associated with the RSUs granted by Yixin was RMB39.6 million. As of December 31, 2018, there was RMB132.3 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 3.21 years.

Subsidiaries-Others

Other subsidiary of the Company also has equity incentive plans granting options. For the years ended December 31 2017 and 2018, total share-based compensation expenses recognized were RMB23.3 million and RMB329.6 million, and there were no unrecognized compensation expenses related to options granted by other subsidiary.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.        Earnings per share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	2016	2017	2018
Numerator:
Net loss attributable to Bitauto Holdings Limited	(541,345)	(1,611,114)	(608,352)
(Loss)/Income allocation to participating securities of subsidiaries	—	(2,936)	28,336
Numerator for basic net loss per share	(541,345)	(1,614,050)	(580,016)
Dilutive effect of redeemable convertible preference shares and share options of subsidiaries	—	(11,036)	—
Numerator for diluted net loss per share	(541,345)	(1,625,086)	(580,016)
Denominator:
Weighted average number of shares - basic	65,160,205	70,154,910	71,305,353
Dilutive effect of potentially issuable ordinary shares	—	—	—
Weighted average number of shares - diluted	65,160,205	70,154,910	71,305,353

Net loss per ordinary share - basic	(8.31)	(23.01)	(8.13)
Net loss per ordinary share - diluted	(8.31)	(23.16)	(8.13)

The redeemable convertible preference shares were not included in the calculation of diluted net loss per share because they are anti-dilutive for the years ended December 31 2016 and December 31 2018.

The weighted average number of shares, that could potentially dilute basic net loss per share in the future including incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt, but were not included in the computation of diluted net loss per share because they were anti-dilutive for the years presented, are 4,030,651, 8,126,552 and 6,412,017 for the years ended December 31, 2016, 2017 and 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.       Fair value measurement

Assets and liabilities measured at fair value on a recurring basis

As of December 31, 2018, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2018
	Level 1	Level 2	Level 3
	RMB	RMB	RMB

Investment in convertible notes	—	—	1,789,470
Guarantee liabilities	—	—	(107,614)

These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2018.

Guarantee liabilities are presented as a level 3 measurement, with the fair value estimated based on the third-party appraisal’s report using discount cash flow method. Key inputs and parameters includes default probability and loss rate of principal and interest which based on management best estimation by making reference to historical record for similar loan products, margin on expected loss which is determined by making reference to the average gross profit margin of comparable companies, and discount rate which is mainly determined by making reference to the average cost of debt for automobile financing lease services.

Investment in convertible notes is presented as a level 3 measurement, with the fair value estimated based on the third-party appraisal’s report using the binomial option pricing model. Key inputs and parameters includes volatility which is an expected rate based on the historical stock price of comparable companies, risk free rate which is based on the yield of US strip bond with a maturity life equal to the remaining maturity life of the convertible notes and discount rate which is based on yield of comparable bonds with similar credit ratings applicable for the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.       Fair value measurement (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

The Group holds investments in equity investees of privately-held companies that are accounted for the investments under equity method or the investments without readily determinable fair value. The Group performs impairment assessments of these investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group determined certain investments in equity investees were fully impaired after evaluated the business prospects, operational data and financial results of the investees. Impairment charges were recorded in connection with the investment in equity investees of RMB86.6 million, RMB165.2 million and RMB34.6 million for the years ended December 31, 2016, 2017 and 2018, respectively. The fair value of the investments were measured using significant unobservable inputs as Level 3.

Other financial instruments

The following are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, restricted cash, accounts receivable, bills receivable, finance receivables, other receivables and due from related parties are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, bills payable, other payables and due to related parties are financial liabilities with carrying values that approximate fair value due to their short-term nature.

For borrowings, interest rates under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of borrowings approximate fair value.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.       Related party transactions

The table below sets forth the related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group

Chetuan E-Commerce Ltd. and its subsidiaries (“Chetuan”)	An investee of the Group
Shanghai Eclicks Network Co. Ltd. (“Eclicks”)	An investee of the Group
TTP CAR INC. and its subsidiaries (“TTP”)	An investee of the Group
Beijing Anxinbao Insurance Brokerage Co., Ltd. (“Anxinbao”)	An investee of the Group
Jingzhengu Holdings Ltd. and its subsidiaries (“Jingzhengu”)	An investee of the Group
Wuhan Kuanter Investment Co., Ltd (“Wuhan Kuantu”)	An investee of the Group
NIO.INC and its subsidiaries (“NIO”)	Affiliate
JD	Ordinary shareholder of the Group

As of December 31, 2016, Xinchuang was a related party as an investee of the Group. In January 2017, the Group acquired additional equity interests of Xinchuang to obtain control of it and Xinchuang remained a subsidiary of the Group as of December 31, 2017 and 2018.

The Group entered into the following transactions for the years ended December 31, 2016, 2017 and 2018 with related parties:

	2016	2017	2018
	RMB	RMB	RMB

Services provided to related parties:
Automobile transaction services provided to Chetuan	79,632	9,830	—
Advertising services provided to Xinchuang	79,922	—	—
Advertising services provided to TTP	32,059	15,260	—
Advertising services provided to NIO	—	27,360	30,629
Other transaction services provided to Anxinbao	—	14,183	6,000
Others	2,966	381	160
	194,579	67,014	36,789

Services and automobiles purchased from related parties:
Automobile transaction services purchased from Chetuan	86,632	—	—
Advertising services purchased from Xinchuang	16,024	—	—
Advertising services purchased from Eclicks	85,838	98,530	36,434
Marketing and promotion services purchased from JD	22,102	40,411	57,063
Used car valuation services purchased from Jingzhengu	3,366	14,400	20,656
Automobiles purchased from NIO	—	—	5,184
Others	16,597	31,155	17,708
	230,559	184,496	137,045

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.       Related party transactions (continued)

The Group had the following balances as of December 31, 2017 and 2018 with related parties:

	2017	2018
	RMB	RMB

Due from Chetuan	153,214	105,919
Due from Anxinbao	9,593	231
Due from Wuhan Kuantu	5,281	—
Due from NIO	8,816	21,109
Due from Jingzhengu	13,096	54,106
Others	15,031	130
	205,031	181,495

Due to Chetuan	—	57,469
Due to Eclicks	81,440	38,840
Due to Jingzhengu	3,170	2,182
Others	13,631	8,072
	98,241	106,563

Loans from JD:

	2017	2018
	RMB	RMB

Balance as of January 1	—	—
Loans received during year	2,036,020	—
Loans repayment made	(2,036,020)	—
Interest charged	22,244	—
Interest paid	(22,244)	—
Balance as of December 31	—	—

The transactions with other related parties and balance with other related parties are individually and aggregately insignificant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.       Commitments and contingencies

Operating lease commitments

The Group has leased office premises under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2017	2018
	RMB	RMB

Within one year	119,484	119,501
After one year but not more than five years	172,452	152,273
Later than five years	1,823	5,961
	293,759	277,735

For the years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses under operating leases of RMB123.1 million, RMB136.6 million and RMB149.1 million, respectively.

Capital commitments

Capital expenditure contracted for at the end of the year but not yet incurred is as follows:

	2017	2018
	RMB	RMB

Purchase of automobiles	503,903	7,007
	503,903	7,007

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, balance sheets, results of operations or cash flows. From time to time, the Group may be subject to legal proceedings, investigations and claims incidental to our business conduct.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

30.       Operating segment information

As disclosed in Note 2(e), the Group managed its business in three reportable segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from external customers within the PRC, no geographical segments are presented.

For the purpose of preparing segment information, all the intersegment transactions have been eliminated and only revenue from external customers are presented as segment revenue. The Group does not allocate non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is operating profit. A reconciliation of operating profit to profit before tax is presented in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

30.       Operating segment information (continued)

	Advertising and subscription business	Transaction services business	Digital marketing solutions business	Total

Year ended, December 31, 2016

Revenue	3,432,986	1,551,676	788,286	5,772,948
Gross profit	2,542,534	668,238	484,197	3,694,969
Income/(Loss) from operations	592,611	(848,267)	146,428	(109,228)

Year ended, December 31, 2017

Revenue	3,922,158	3,872,244	956,857	8,751,259
Gross profit	3,076,332	1,902,614	537,633	5,516,579
Income/(Loss) from operations	444,564	(1,525,073)	3,916	(1,076,593)

Year ended, December 31, 2018

Revenue	4,074,218	5,370,871	1,134,520	10,579,609
Gross profit	3,414,173	2,318,790	602,248	6,335,211
Income/(Loss) from operations	666,257	(838,477)	(293,286)	(465,506)

The income/(loss) from operations for the year ended December 31, 2016 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB52.3 million, RMB619.3 million and RMB8.3 million, respectively.

The income/(loss) from operations for the year ended December 31, 2017 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB58.5 million, RMB788.7 million and RMB26.7 million, respectively.

The income/(loss) from operations for the year ended December 31, 2018 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB54.7 million, RMB862.1 million and RMB32.7 million, respectively.

For the years ended December 31, 2016 ,2017 and 2018, the leasing revenue, which was interest revenue earned from automobile financing lease services, were RMB863.7 million, RMB3.03 billion and RMB4.09 billion, and funding costs, which was interest expenses incurred for automobile financing lease and operating lease services, were RMB187.2 million, RMB1.14 billion and RMB2.05 billion, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

31.       Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their net income based on PRC accounting standards to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the discretion of the respective entity.

In addition, in accordance with the PRC Company Laws, the Company’s VIEs and subsidiaries of VIEs, registered as Chinese domestic companies, must make appropriations from their net income based on PRC accounting standards to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reached 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity. In addition, registered capital is also restricted from withdrawal in the PRC.

As of December 31, 2018, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC had registered capital and reserve funds appropriated of RMB24.12 billion.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net income to be set aside, prior to payments of dividends as general reserve fund or statutory reserve fund, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans and advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.       Parent company only condensed financial information

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and subsidiaries of VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.       Parent company only condensed financial information (continued)

Condensed balance sheets

	As of December 31,
	2017	2018
	RMB	RMB

Assets

Current assets
Cash and cash equivalents	66,662	44,056
Prepayments and other receivables	51,760	44,969
Total current assets	118,422	89,025

Non-current assets
Investments in subsidiaries, VIEs and subsidiaries of VIEs	6,429,473	6,860,452
Investment in equity investees	43,945	25,914
Intangible assets, net	1,431,226	801,347
Due from subsidiaries, VIEs and subsidiaries of VIEs	6,222,037	6,165,296
Total non-current assets	14,126,681	13,853,009

Total assets	14,245,103	13,942,034

Liabilities

Current liabilities
Accruals and other payables	73,807	57,874
Total current liabilities	73,807	57,874

Non-current liabilities
Due to subsidiaries, VIEs and subsidiaries of VIEs	2,134,755	1,979,140
Convertible debt	707,854	774,703
Total non-current liabilities	2,842,609	2,753,843

Total liabilities	2,916,416	2,811,717

Shareholders’ Equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 72,739,966 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	19	19
Additional paid-in capital	12,220,493	12,782,826
Treasury shares	(20,411)	(333,985)
Statutory reserve	153,538	204,583
Accumulated other comprehensive income	468,257	601,423
Accumulated deficit	(1,493,209)	(2,124,549)
Total shareholders’ equity	11,328,687	11,130,317

Total liabilities and shareholders’ equity	14,245,103	13,942,034

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.       Parent company only condensed financial information (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Selling and administrative expenses	(689,656)	(910,515)	(854,104)
Other gains	5	38,948	400
Loss from operations	(689,651)	(871,567)	(853,704)

Interest income	1,209	1,592	10
Interest expense	(21,407)	(77,158)	(46,767)
Share of results of equity investees	(24,354)	(52,055)	(40,502)
Equity in profit/(loss) of subsidiaries, VIEs and subsidiaries of VIEs	192,858	(611,926)	332,611
Loss before tax	(541,345)	(1,611,114)	(608,352)

Net loss	(541,345)	(1,611,114)	(608,352)

Other comprehensive income/(loss)

Foreign currency exchange gains/(losses), net of tax of nil	459,227	(274,045)	133,166

Total comprehensive loss, net of tax	(82,118)	(1,885,159)	(475,186)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.       Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Net cash (used in)/provided by operating activities	(9,711)	104,295	110,517
Net cash (used in)/provided by investing activities	(3,195,265)	(238,475)	92,800
Net cash provided by/(used in) financing activities	2,198,272	354,821	(296,719)

Effect of exchange rate changes on cash and cash equivalents	148,031	(307,999)	70,796

Decrease in cash and cash equivalents	(858,673)	(87,358)	(22,606)
Cash and cash equivalents at beginning of the year	1,012,693	154,020	66,662

Cash and cash equivalents at end of the year	154,020	66,662	44,056

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and subsidiaries of VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323 “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “investment in subsidiaries, VIEs and subsidiaries of VIEs” and shares in the subsidiaries, VIEs and subsidiaries of VIEs’ profit are presented as “equity in profit of subsidiaries, VIEs and subsidiaries of VIEs” on the condensed statements of comprehensive income/(loss). The cash flows used in the investing activities are primarily associated with the loans to the subsidiaries, VIEs and subsidiaries of VIEs. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.